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                          February 10, 2022

       Stephen T. Wills
       Chief Financial Officer
       Palatin Technologies, Inc
       4B Cedar Brook Drive
       Cranbury, New Jersey 08512

                                                        Re: Palatin
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 7,
2022
                                                            File No. 333-262555

       Dear Mr. Wills:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Faith L. Charles, Esq.